

October 26, 2012

<u>Via E-mail</u>
Mr. Daniel Bartley
Chief Executive Officer
Ruby Creek Resources Inc.
750 3rd Avenue 11th Floor
New York, NY 10017

> **Re:** **Ruby Creek Resources Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed December 14, 2011**
> **Response dated August 29, 2012**
> **File No. 000-52354**

Dear Mr. Bartley:

We issued comments to you on the above captioned filing on September 6, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 9, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at: http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 or me at (202) 551-3795 if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director